SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 19, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 19, 2007

TAM Announces Acquisition of Four Additional
Boeing 777-300ERs

Company increases its total B777-300ER fleet to 8, further enhancing its long range fleet offerings

São Paulo, June 19, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline , announced today the acquisition of four additional new Boeing 777-300ERs.

The fuel efficient B777-300ER is the world’s largest long-range twin-engine jetliner and is capable of carrying approximately 370 passengers in TAM’s three class configuration, flying up to 7,930 nautical miles (14,685 kilometers).

TAM became the first Latin American airline to incorporate this airplane type as part of its long-range fleet plan after announcing an initial order for four aircraft last year.

Marco Antonio Bologna, TAM’s CEO, stated that this new acquisition is an important step for TAM´s growth in the long haul international market. The company ended May with 72.4% market share among Brazilian companies operating in the international market, according to official ANAC (Brazil’s National Civil Aviation Agency) statistics. TAM’s international segment strategy is to grow by increasing flights to countries where it already operates in Latin America, the United States and Europe as well as launching other potential destinations to attract leisure and business passengers.

Currently the largest Latin American Airbus operator of A319s, A320s and A330s, this is the second TAM acquisition of Boeing airplanes which takes its 777-300ER fleet to eight in total.

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and closed May 2007 with a 49.7% domestic market share and a 72.4% international market share. The company operates flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded 4.3 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.